EXHIBIT 99.1

                                           TRANSLATION OF GERMAN LANGUAGE NOTICE


                              [SANOFI AVENTIS LOGO]

                                 SANOFI-AVENTIS
                                 Paris, France,

                                     NOTICE
          IN CONNECTION WITH THE MANDATORY OFFER TO THE SHAREHOLDERS OF
                           HOECHST AKTIENGESELLSCHAFT
                             - ISIN DE 0005758007 -
                   RELATING TO THE INCREASE OF THE OFFER PRICE
       IN THE AMOUNT OF EUR 5.27 PER SHARE IN HOECHST AKTIENGESELLSCHAFT,
                 FOR WHICH THE MANDATORY OFFER HAS BEEN ACCEPTED


On October 1, 2004, Sanofi-Aventis published its mandatory offer for the acquisition of the shares in Hoechst Aktiengesellschaft, Frankfurt am Main, Germany, (the "MANDATORY OFFER"), the acceptance period for which ended on December 10, 2004.

In Section 11.2 of the Offer Document Sanofi-Aventis undertook to the shareholders of Hoechst Aktiengesellschaft to increase the price per share in Hoechst Aktiengesellschaft offered in the Mandatory Offer under certain conditions. The obligation to increase the price per share was subject to the conditions that a higher price per share in Hoechst Aktiengesellschaft was stipulated in a squeeze-out resolution adopted within one year of the announcement of the results of the Mandatory Offer and that the squeeze-out resolution was registered in the commercial register for Hoechst Aktiengesellschaft. The additional amount payable is the difference between the amount adopted as cash compensation per share in the squeeze-out resolution and the offer price in the mandatory offer of EUR 51.23 per share.

On December 21, 2004, the general meeting of Hoechst Aktiengesellschaft adopted a resolution providing for the squeeze-out of the minority shareholders of Hoechst Aktiengesellschaft against payment of a cash compensation in the amount of EUR 56.50 per share.

Following conclusion of a settlement in court with several minority shareholders, who had brought suit against the squeeze-out resolution, the squeeze-out resolution was registered in the commercial register for Hoechst Aktiengesellschaft on July 12, 2005.

As a result, the former shareholders of Hoechst Aktiengesellschaft, who accepted the Mandatory Offer, are entitled to an additional amount per tendered share in Hoechst Aktiengesellschaft in the amount of

                                    EUR 5.27.

Payment of the additional amount is expected to be made on Friday, July 15, 2005. Payment will be made to the respective depository bank for credit to the respective account, into which the offer price was paid in settlement of the Mandatory Offer. Former shareholders of Hoechst Aktiengesellschaft, who accepted the Mandatory Offer, but no longer hold this account, are requested to contact BNP Paribas Securities Services

S.A., branch office (Zweigniederlassung) Frankfurt am Main, for the attention of Christoph Meitzner, Gruneburgweg 14, 60322 Frankfurt am Main, Germany, facsimile number 069 15205 277, for payment of the additional amount.

Paris, July 13, 2005

Sanofi-Aventis